Exhibit 99.1

China Xiangtai Food Co., Ltd. Enters into Definitive Agreement to Acquire Controlling

Interest in Chongqing Ji Mao Cang Feed Co., Ltd.

Anticipated Annualized Revenue of $170,000,000 by Expanding

into China’s Southwest Market

CHONGQING, China, April 3, 2020/PRNewswire/ -- China Xiangtai Food Co. Ltd. (NASDAQ: PLIN) (“Company” or “PLIN”), an emerging growth company primarily engaged in pork processing in China, today announced that the Company, through its subsidiary Chongqing Jinghuangtai Enterprise Management Consulting Co., Ltd., entered into a definitive agreement (the "Agreement") to acquire a 51% controlling interest in Chongqing Ji Mao Cang Feed Co., Ltd. ("JMC"). JMC is a private enterprise specializing in feed raw material sales and providing feed formula solutions, and the acquisition is expected to help the Company expand its market in Southwest China.

As previously announced, the Company entered into a non-binding Memorandum of Understanding (the "MOU") to acquire 51% controlling interest in JMC, one of the leading feed suppliers in southwest China. JMC has more than 200 customers in the farm industry and nearly 100 customers in the feed production industry. In 2019, JMC sold more than 200,000 tons of soybean meal, exceeding $70,000,000 USD (RMB 500 million) in sales. With the Company's revenue of $102,545,152 in its last fiscal year, PLIN expects this acquisition to increase its gross revenue by 70% on an annual basis.

Pursuant to the Agreement, subject to certain milestones to be achieved by JMC, the Company agreed to issue to JMC a total of 2,000,000 shares of the Company’s ordinary share for consideration equal to $7,420,000 over the next two years.

Ms. Zeshu Dai, Chairwoman and CEO of China Xiangtai Food, commented, "We are thrilled to enter into a definitive agreement with JMC. Combining JMC’s capability in feed raw material and formula solutions with PLIN’s commercial strength as a leading provider of pork products will make a dramatic impact on our penetration and expansion into China’s southwest market. Looking ahead, we will continue to implement the Company’s growth strategy to create value for our shareholders.”

Mr. Xiaohui Wu, the President and Director of China Xiangtai Food, added, “The acquisition of JMC will further enable the Company to respond to the growing demand for pork in China. We believe that our business and profitability will benefit from this expanded vertical integration of the industry supply chain and network. Further, this transaction will accelerate our already impressive growth in this vital market.”

About Ji Mao Cang Feed Co., Ltd.

Founded in 2012, Chongqing Ji Mao Cang Feed Co., Ltd("JMC"). is a private enterprise specializing in feed raw material sales and feed formula solutions. JMC has entered strategic alliances with large grain and oil companies such as Sinograin, COFCO, Cargill, Good Ocean, and Louis Dreyfus, and has obtained general distributorship in Chongqing, Sichuan and other places. JMC has more than 200 customers in the farm industry and nearly 100 customers in the feed production industry. In 2019, JMC had sold more than 200,000 tons of soybean meal and reported a revenue of RMB 525 million and a profit of RMB 15 million.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President

China Xiangtai Food Co., Ltd.

Phone: +86-1860-117-0697

Email: ir@plinfood.com

Investor Relations Contact

Ms. Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com